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                                                          File No. 70-9671


                      SECURITIES AND EXCHANGE COMMISSION


                              AMENDMENT NO. 1 TO
                          CERTIFICATE OF NOTIFICATION
                                   (RULE 24)


                                  POWERGEN plc



     This Amendment No. 1 hereby amends the Certificate of Notification of Powergen plc ("Powergen") for the period from the date of the order of the Securities and Exchange Commission in Holding Company Act Release No. 27291 (December 6, 2000) (the "Order") to December 31, 2000. Unless otherwise defined herein, all capitalized terms in this Certificate of Notification shall have the meaning set forth in the Order.

     At the time of the filing of the Certificate of Notification, Powergen's Form 20-F for the fiscal year ended December 31, 2000 was not yet available. The purpose of this Amendment No. 1 is to file Powergen's Form 20-F for the fiscal year ended December 31, 2000, which is being filed under cover of Form SE as Exhibit A-3.


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                                  SIGNATURE



     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Amendment No. 1 to Certificate of Notification (Commission's File No. 70-9671) to be signed on its behalf by the undersigned thereunto duly authorized.

POWERGEN PLC



By: /s/ David Jackson
   --------------------------------------------
        David Jackson
        Corporate Secretary and General Counsel



Dated:  May 30, 2001